Exhibit 99.1
Amdocs Has Signed a Definitive Agreement to Acquire Bridgewater Systems, a Publicly
Held Provider of Policy Management and Network Control Solutions
Acquisition aimed at allowing service providers to realize new value-based data monetization strategies to capitalize on the data explosion and deliver a personalized data experience
ST LOUIS, MO — June 17, 2011 — Amdocs (NYSE: DOX), the leading provider of customer experience systems, today announced it has entered into a definitive agreement to acquire all of Bridgewater Systems’ (TSX: BWC) (“Bridgewater”) outstanding common shares for CAD$8.20 per share in cash pursuant to a plan of arrangement that is subject to Bridgewater’s shareholder approval and customary closing conditions, including certain regulatory approvals. The transaction is valued at approximately CAD$211 million, or CAD$128 million net of Bridgewater’s cash as of March 31, 2011. The Boards of Directors of Bridgewater and Amdocs have each unanimously approved the transaction which, subject to the satisfaction of the conditions to the plan, is expected to be completed within 90 days.
     With the acquisition of Bridgewater, a provider of policy, subscriber management and network control solutions for mobile and convergent service providers, Amdocs expects to further expand its Customer Experience Systems (CES) portfolio with sophisticated data experience management capabilities.
     This acquisition is aimed at enabling service providers to support virtually any pricing strategy for data services, based on the combination of advanced customer models coupled with network level information. Bridgewater’s solutions combined with Amdocs’ industry leading convergent charging technology would provide a holistic view of the customer hierarchy across multiple devices, lines of business, and networks. This would enable service providers to completely redefine the real-time data experience and their approach to monetizing and optimizing data services. It would also increase service providers’ competitive differentiation, allowing them to improve the experience of their customers and maximize return on investment.

     Service providers are faced with an evolution from unlimited data plans to personalized value-based pricing and charging. This acquisition would allow Amdocs to support a wide variety of such use cases. For example, a family could share a single, consolidated plan across their iPhone (on a 3G network), iPad (on a 4G network), and home broadband connection, all at preferred bandwidth speeds.
     Unlike traditional point-based solutions, Amdocs would combine its proven turbo-charging technology with network level information. This would bridge the gap between BSS and the network, resulting in a complete and holistic solution and enabling service providers to deliver an optimized, quality-based, real time customer experience across all devices, services and networks.
     “This acquisition would build on Amdocs’ leadership in delivering innovative solutions that change market paradigms. It is a continuation of our strategy to support service providers as they seek to transform their businesses in anticipation of new market opportunities like 4G and machine-to-machine, and in response to clear threats, such as the data explosion,” said Amdocs Group President, Brian Shepherd.
     “As the market leader in customer experience systems, Amdocs has an excellent reputation for delivering tangible value to service providers worldwide,” said Ed Ogonek, President and CEO, Bridgewater. “The combination of Bridgewater’s policy and subscriber data management portfolio with Amdocs CES portfolio will create a unique offering that would further extend Amdocs industry leadership, and deliver innovative solutions for service providers as they seek to transform their networks, improve customer loyalty and monetize their data services.”
     In addition to product and solution synergies, Amdocs and Bridgewater share numerous top tier customers, including Bell Mobility, Sprint and Telstra.
     The definitive agreement prohibits Bridgewater from soliciting alternative transactions and provides for the payment of a termination fee in certain circumstances.
     Amdocs does not expect a material impact from the acquisition of Bridgewater, if completed, on fiscal year 2011 or fiscal year 2012 non-GAAP earnings per share, which excludes acquisition related costs and equity-based compensation expense, net of related tax effects. The impact on GAAP results will not be known until after Amdocs completes the purchase price accounting for the acquisition. Amdocs may incur acquisition-related expense in fiscal years 2011 and 2012 to account for certain costs related to the acquisition.

     Several key shareholders, which collectively hold approximately 29.7% in the aggregate of the outstanding common shares of Bridgewater, as well as the directors and senior officers of Bridgewater, representing approximately an additional 5.6% in the aggregate of the issued and outstanding common shares of Bridgewater, have entered into support agreements under which they have agreed to vote in favor of the arrangement.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences and streamline operations. A global company with revenue of approximately $3.0 billion in fiscal 2010, Amdocs has over 19,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
About Bridgewater Systems
Bridgewater Systems, the leader in intelligent broadband controls, provides pre-integrated solutions for mobile and converged operators to transform their networks, optimize mobile data growth, and innovate with new services. The Bridgewater Systems portfolio of carrier-grade products includes Service Controller (AAA), Policy Controller (PCRF) and Home Subscriber Server (HSS), anchored by a common identity and device management system. More than 150 leading service providers worldwide leverage Bridgewater Systems to create and deliver profitable services to consumer, enterprise, cloud and machine markets. For more information, visit Bridgewater Systems at www.bridgewatersystems.com.
Forward-Looking Statements
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about the expected timing of the completion of the transaction, statements about the ability to complete the transaction considering the various closing conditions, statements about Amdocs’ growth and business results in future quarters, statements of expectation or belief, and any statements of assumptions underlying any of the foregoing. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, uncertainties as to how many Bridgewater Systems shareholders will vote in favor of the transaction, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, other business effects, including the effects of industry, economic or political conditions outside of Amdocs’ or Bridgewater Systems’ control, transaction costs, actual or contingent liabilities, other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Amdocs. Amdocs may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the U.S. Securities and Exchange Commission, including in its Annual Report on Form 20-F for the fiscal year ended September 30, 2010, filed on December 7, 2010 and its quarterly Forms 6-K furnished on February 8 and May 11, 2011.

Media Contact:
Weber Shandwick
Michael Zema
Weber Shandwick for Amdocs
Tel: +1-212-445-8181
E-Mail: mzema@webershandwick.com

Amdocs
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